

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2014

Via Email
Rahul Agarwal
Chief Financial Officer
CIFC Corp.
250 Park Avenue, 4th Floor
New York, NY 10177

   Re: CIFC Corp.
     Form 10-K for Fiscal Year Ended December 31, 2013
     Filed March 28, 2014
     File No. 001-32551

Dear Mr. Agarwal:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Gus Rodriguez

        Gus Rodriguez
        Branch Chief